UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August, 2015

Commission File Number: 1-6784

Panasonic Corporation

1006, Oaza Kadoma,

Kadoma City, Osaka 571-8501

Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

This Form 6-K consists of:

1.	News release issued on August 20, 2015, by Panasonic Corporation (the registrant), announcing determination of terms of the allotment of stock-type compensation stock options.

2.	Corporate governance publicly filed on August 21, 2015, by the registrant, with the Tokyo Stock Exchange. (English translation)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/s/ HIROHISA IKUTOMI
Hirohisa Ikutomi, Attorney-in-Fact
Manager of Disclosure & Investor Relations Office, Disclosure Section,
Panasonic Corporation

Dated: August 25, 2015

August 20, 2015

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Chieko Gyobu (Japan)

Public Relations Department

(Tel: +81-3-3574-5664)

Panasonic News Bureau (Japan)

(Tel: +81-3-3542-6205)

Jim Reilly (U.S.)

(Tel: +1-201-392-6067)

Anne Guennewig (Europe)

(Tel: +49-611-235-457)

Yukie Takakuwa (Japan) Disclosure & Investor Relations Office (Tel: +81-6-6908-1121) Yuko Iwatsu (U.S.) (Tel: +1-201-348-7000) Hiroko Carvell (Europe) (Tel: +44-134-470-6982)

Panasonic Announces Determination of Terms of the Allotment of

Stock-Type Compensation Stock Options (i.e., Stock Acquisition Rights)

Osaka, Japan, August 20, 2015 — Panasonic Corporation ([TSE:6752] “Panasonic”) today announced that, with respect to the Stock-Type Compensation Stock Options (i.e., Stock Acquisition Rights) resolved at the Board of Director’s meeting held on July 29, 2015, undetermined items have been determined as follows.

<Paid-in amount for the stock acquisition rights>

112,400 yen per stock acquisition right (1,124 yen per share)

<Reference>

The class and the number of shares to be acquired upon exercise of each stock acquisition right: common stock of Panasonic and 100 shares

The value of assets to be contributed upon exercise of each stock acquisition right: 100 yen per unit of the stock acquisition right (1 yen per share)

Aggregate number of stock acquisition rights: 1,729

###

[Translation]

Last updated on August 21, 2015

Panasonic Corporation

President: Kazuhiro Tsuga

Contact: 06-6908-1121

TSE Securities Code: 6752

http://panasonic.co.jp/

[English website: http://www.panasonic.com/global/]

The status of the Company’s corporate governance is as follows:

I.	Basic Policy of Corporate Governance, Capital Structure, Corporate Attributes and Other Basic Information

1.	Basic Policy [updated]

Basic Policy of Corporate Governance

Under its basic philosophy “A company is a public entity of society,” the Company has long been committed to corporate governance. The Company’s corporate governance system is based on the Board of Directors, which is responsible for deciding important operational matters for the whole Group and monitoring the execution of business by Directors, and Audit & Supervisory Board Members (A&SBMs) and the Audit & Supervisory Board (A&SB), which are independent from the Board of Directors and responsible for auditing the performance of duties by Directors.

Each of thirty-seven (37) business divisions as basic management unit, autonomously manages R&D, production and sales as well as its cash and profit on a global basis. The Company introduced divisional company system in order to support the business divisions. In addition, four (4) Divisional Companies (Appliances, Eco Solutions, AVC Networks and Automotive & Industrial Systems) support the business division’s evolution and change in each responsible area and take a leading role for growth strategy. Also the Company established Corporate Strategy Head Office, which is responsible for enhancement of corporate value by formulating mid- and long-term group-wide strategy. In addition, The Company incorporated Professional Business Support Sector which specializes group-wide management control functions with high expertise and management perspective, such as legal, internal control and compliance. Also the Company established Technology & Design Sector which supervises group-wide cutting-edge technology, manufacturing technology and design in order to increase added value on businesses.

The Company has established the following corporate governance system suitable for the Company’s business structure based on the four (4) Divisional Companies and thirty-seven (37) business divisions.

Outline of Current System of Corporate Governance Mechanisms such as Execution of Business, Auditing and Monitoring, and Reason for Adoption of the System

The Company’s Board of Directors is composed of seventeen (17) Directors including three (3) Outside Directors. In accordance with the Companies Act of Japan and related laws and ordinances (collectively, the “Companies Act”), the Board of Directors has ultimate responsibility for administration of the Company’s affairs and monitoring of the execution of business by Directors.

The Company has an optimum management and governance structure tailored to four (4) Divisional Company-based management structures. Under this structure, the Company has empowered each of four (4) Divisional Companies and business divisions through delegation of authority. At the same time, the Company employs an Executive Officer system to provide for the execution of business at its various domestic and overseas Group companies. This system facilitates the development of optimum corporate strategies that integrate the Group’s comprehensive strengths. The Company has twenty-five (25) Executive Officers (excluding those who concurrently serve as Directors), which include senior managements of each of four (4) Divisional Companies, senior officers responsible for certain foreign regions and officers responsible for corporate functions.

In addition, in order to ensure swift and strategic decision-making, along with sound and appropriate monitoring at the same time, the Board of Directors, as a decision-making body for Group-wide matters, concentrates on decisions about the corporate strategies and the supervision of the four (4) Divisional Companies. Taking into consideration the diversified scope of its business operations, the Company has opted to maintain a system where Executive Officers, who are most familiar with the specifics of the operations, take an active part in the Board of Directors. Furthermore, to secure the diversity of Directors and Executive Officers, the Company promotes to appoint women and foreigners as Directors and Executive Officers. The Company has one (1) female Director out of seventeen (17) Directors, and one (1) female Executive Officer and three (3) foreign Executive Officers out of twenty-five (25) Executive Officers, excluding those who concurrently serve as Directors. Moreover, to clarify the responsibilities of Directors and create a more dynamic organization of the Board of Directors, the Company has limited the term of each Director to one year.

Pursuant to the Companies Act, the Company has elected A&SBMs and established A&SB, made up of A&SBMs. The A&SBMs and A&SB monitor the status of corporate governance and audit the day-to-day activities of management, including the performance of duties by Directors. The Company has five (5) A&SBMs, including three (3) Outside A&SBMs. Additionally, the Company elected A&SBMs who have substantial finance and accounting knowledge. A&SBMs participate in the general meetings of shareholders and the Board of Directors, receive reports from Directors, Executive Officers, employees and Accounting Auditors, and exercise other auditing authority granted to A&SBMs under the law. Full-time Senior A&SBMs also attend important meetings and conduct visiting audits to business offices in order to ensure effective audits. In order to augment the internal auditing functions in the Group, the Company assigns ten (10) full-time Audit & Supervisory Officers (A&SOs), who directly report to the Senior A&SBMs of the Company, to the four (4) Divisional Companies, etc. The Company also inaugurated regular Panasonic Divisional Companies Audit & Supervisory Officers’ Meeting (comprising a total of twelve (12) members, of which two (2) are Senior A&SBMs of the Company and ten (10) are A&SOs of the Divisional Companies ) chaired by the Senior A&SBM of the Company and the Panasonic Group Audit & Supervisory Board Members’ Meeting (comprising a total of thirty-three (33) members, of which two (2) are Senior A&SBMs of the Company, ten (10) are A&SOs of Divisional Company, etc. and twenty-one (21) are A&SBMs of the Group Companies) to enhance coordination among the Company’s A&SBMs, A&SOs of the Divisional Companies and audit & supervisory board members of the Group companies, for effective functioning of the entire group corporate governance structure. In addition, in the course of the performance of their duties, A&SBMs maintain close contacts with the Internal Audit Department and other departments, which perform business audits and internal control audits, to ensure the efficiency of audits. A&SBMs regularly receive from the Internal Audit Department and other sections regular reports regarding the status involving the internal control system and results of audits. A&SBMs may request the Internal Audit Group or Accounting Auditors to conduct an investigation, if necessary. Also, in order to enhance the effectiveness of the audits conducted by A&SBMs and to ensure the smooth implementation of audits, the Company has established a A&SBM’s Office with seven (7) full-time staff under the direct control of the A&SB.

Mr. Hirofumi Yasuhara, a Senior A&SBM of the Company, has substantial finance and accounting knowledge, having held the position of Representative Director and Senior Managing Executive Officer, in charge of Control Group, at PanaHome Corporation which is a subsidiary of the Company. Mr. Toshio Kinoshita, Outside A&SBM of the Company, has substantial finance and accounting knowledge, having held the career experiences with a corporate accounting in global companies in Japan and overseas for long periods as a certified public accountant.

The Company has entered into an audit agreement with KPMG AZSA LLC and has been subject to its accounting audits. The names of the certified public accountants who performed the accounting audits of the Company are as follows:

Names of Certified Public Accountants Who Performed the Accounting Audits

Tetsuzo Hamajima

Sungjung Hong

Masateru Matsui

The Company’s Policy on the Independence of Outside Directors and Outside Audit & Supervisory Board Members

The Company makes its decisions concerning the independence of Outside Directors based on the policy to the effect that the Outside Directors do not have any conflict of interest in light of relationships between the Company and the Outside Directors or other entities or organizations to which the Outside Directors belong and therefore maintain independence and may enhance and strengthen the effectiveness of the monitoring performed by the Board of Directors regarding the execution of business by Directors from an objective and neutral standpoint.

Furthermore, the Company makes its decisions concerning the independence of Outside A&SBMs based on the policy to the effect that the Outside A&SBMs do not have any conflict of interest in light of relationships between the Company and the Outside A&SBMs or other entities or organizations to which the Outside A&SBMs belong and therefore maintain independence and enhance and strengthen the effectiveness of the audits performed by A&SBMs regarding the execution of business by Directors, from an objective and neutral standpoint.

All of the Outside Directors and Outside A&SBMs are notified to the Japanese stock exchanges as “independent directors/audit & supervisory board members” defined in article 436, paragraph 2 of Securities Listing Regulations of the Tokyo Stock Exchange and are unlikely to have any conflict of interests with Panasonic’s shareholders.

Group Strategy Meeting

In July 2012, the Company established the Group Strategy Meeting to discuss and set a direction of the Company’s mid-term and long-term strategies and certain important issues. The meeting is generally held twice a month. The attendees consist of approximately ten (10) people in managerial positions called as the Group Management Team and include the President and the presidents of four (4) Divisional Companies. The officers of related businesses and functions also join the meeting, depending on the matter to be discussed. For further swift and efficient decision making, the Company integrated Group Executive Committee for Deliberating Important Matters, which had a role to complement and strengthen Group Strategy Meeting, to Group Strategy Meeting in August 2014.

2.	Capital Structure

Percentage of Shares Held by Foreign Investors:	Not less than 30%

[Major Shareholders]

Name	Share ownership (in shares)	% of total issued shares
Japan Trustee Services Bank, Ltd. (trust account)	140,734,900	5.73
The Master Trust Bank of Japan, Ltd. (trust account)	118,120,200	4.81
State Street Bank and Trust Co.	83,213,060	3.39
Nippon Life Insurance Company	69,056,014	2.81
Panasonic Corporation Employee Shareholding Association	44,815,949	1.82
Sumitomo Life Insurance Co.	37,408,000	1.52
The Bank of New York Mellon SA/NV 10	32,794,011	1.33
Matsushita Real Estate Co., Ltd.	29,121,528	1.18
State Street Bank West Client—Treaty 505234	28,911,715	1.17
Sumitomo Mitsui Banking Corporation	28,512,992	1.16

Existence of Controlling Shareholder (excluding Parent Company)	N/A
Existence of Parent Company	None

Supplementary Information

The number of shares held by Japan Trustee Services Bank, Ltd. (trust account) reflects the shares entrusted by Sumitomo Mitsui Trust Holdings, Inc. and other corporations, which have been originally entrusted in their trust services.

The number of shares held by The Master Trust Bank of Japan, Ltd. (trust account) reflects the shares entrusted by Mitsubishi UFJ Trust and Banking Corporation and other corporations, which have been originally entrusted in their trust services.

Although, Amendment to Report of Possession of Large Volume was submitted by Dodge & Cox dated November 21, 2014, Panasonic Corporation has not confirmed the actual status of shareholdings as of the end of fiscal 2015. The shareholding status, as of November 14, 2014 according to the report is as follows.

Name of Shareholder	Number of share certificates, etc. held (in thousands of shares)	Percentage of share certificates held (%)
Dodge & Cox	89,533	3.65

Total	89,533	3.65

3.	The Corporate Profile

Stock exchange and section:	Tokyo Stock Exchange, First Section; and Nagoya Stock Exchange, First Section

Fiscal year end:	March

Line of business:	Electronic equipment

Number of employees as of the end of the most recent fiscal year (consolidated):	Not less than 1,000

Sales as of the end of the most recent fiscal year (consolidated):	Not less than JPY 1 trillion

Number of consolidated subsidiaries as of the end of the most recent fiscal year:	Not less than 300

4.	Guideline for Measures to Protect Minority Shareholders when Conducting Transactions with Controlling Shareholders

N/A

5.	Other Special Circumstances That May Materially Affect Corporate Governance

While the Company owns listed consolidated subsidiaries, it respects each subsidiary’s autonomous management.

II.	Status of Corporate Governance System Including Management Control System for Managerial Decision-making, Execution and Monitoring

1.	Matters Concerning the Organizational Structure, Operations of the Organization, Etc.

Organizational form:	Company with Audit & Supervisory Board Members

[Matters Related to Directors]

Maximum Number of Directors Stipulated in the Articles of Incorporation:	Maximum number not stipulated

Term of Office of Directors Stipulated in the Articles of Incorporation:	1 year

Chairman of the Board of Directors:	Chairman

Number of Directors:	17

Election of Outside Directors:	Elected

Number of Outside Directors:	3

Number of Outside Directors who have been designated as Independent Directors:	3

Relationship with the Company (1)

	Attribute	Relationship with the Company (*)
Name		a	b	c	d	e	f	g	h	i	j	k

Yoshinobu Tsutsui	From other company								¡

Masayuki Oku	From other company								¡

Hiroko Ota	Academic								Δ

*	Selected the relevant “Relationship with the Company”

*	¡ indicates the relevant item that the person falls under as of “today or recently.” Δ indicates the relevant item that the person falls under as of “previously.”

*	● indicates the relevant item that the person’s close family member falls under as of “today or recently.” ▲ indicates the relevant item that the person’s close family member falls under as of “previously.”

a	A management executive officer of the listed company or its subsidiary

b	A management executive officer or non-management executive director of a parent company of the listed company

c	A management executive officer of a subsidiary of a parent company of the listed company

d	A person who has a significant business relationship with the listed company or who is a management executive officer of entity which has such significant business relationship

e	A person with whom the listed company has a significant business relationship or who is a management executive officer of entity with whom the listed company has a significant business relationship

f	A consultant, accounting expert or legal expert who receives significant remuneration or other assets from the listed company other than remuneration as a director or executive officer

g	A principal shareholder of the listed company (if a principal shareholder is a legal entity, a management executive officer of such legal entity)

h	A management executive officer of entity with whom the listed company has a business relationship (does not fall under d, e, and f) (only with respect to the person)

i	A management executive officer of a company whose outside director assumes the post on a reciprocal basis with the listed company (only with respect to the person)

j	A management executive officer of an entity to whom the listed company makes a donation

k	Other

Relationship with the Company (2)

Name	Independent Director	Supplemental Information Related to the Applicable Item	Reason for Election of Relevant Outside Director (Including the Reason for Designation as Independent Director, if Applicable)
Yoshinobu Tsutsui	¡	Mr. Yoshinobu Tsutsui is an Outside Director designated as an independent director. Mr. Tsutsui has served at Nippon Life Insurance Company, with which the Company has transactions based on insurance policies for its employees and others as part of the Company’s welfare program.

(Reason for Election as an Outside Director)

His extensive managerial experience and his deep insight can be brought to the management of the Company.

(Reason for Designation as an Independent Director)

Mr. Yoshinobu Tsutsui does not have any conflict of interests in light of relationships between the Company and Mr. Tsutsui, other entities or organizations to which he belongs, and may enhance and strengthen the effectiveness of the monitoring performed by the Board of Directors on the execution of business by Directors from an objective and neutral standpoint.

Name	Independent Director	Supplemental Information Related to the Applicable Item	Reason for Election of Relevant Outside Director (Including the Reason for Designation as Independent Director, if Applicable)
Masayuki Oku	¡	Mr. Masayuki Oku is an Outside Director designated as an independent director. Mr. Oku has served at Sumitomo Mitsui Financial Group and Sumitomo Mitsui Banking Corporation. The Company has ordinary banking transactions including management and procurement of funds and foreign exchange contracts with Sumitomo Mitsui Banking Corporation.

(Reason for Election as an Outside Director)

His extensive managerial experience and his deep insight can be brought to the management of the Company.

(Reason for Designation as an Independent Director)

Mr. Masayuki Oku does not have any conflict of interests in light of relationships between the Company and Mr. Oku, other entities or organizations to which he belongs and may enhance and strengthen the effectiveness of the monitoring performed by the Board of Directors on the execution of business by Directors from an objective and neutral standpoint.

Hiroko Ota	¡	Ms. Hiroko Ota is an Outside Director designated as an independent director. The Company had made a consulting contract with Ms. Ota. However, the Company already had terminated the contract before assuming her as the Outside Director. Also, the amount of compensation for the contract was small.

(Reason for Election as an Outside Director)

Her extensive experience in economics and finance, and her deep insight can be brought to the management of the Company.

(Reason for Designation as an Independent Director)

Ms. Hiroko Ota does not have any conflict of interests in light of relationships between the Company and Ms. Ota, and or other entities or organizations to which she belongs, may enhance and strengthen the effectiveness of the monitoring performed by the Board of Directors on the execution of business by Directors from an objective and neutral standpoint.

Existence of an optional committee which corresponds to the Nominating Committee or Compensation Committee	No

[Matters Related to Audit & Supervisory Board Members (A&SBM) / Audit & Supervisory Board (A&SB)]

Whether or not the A&SB has been established:	Established

Maximum Number of A&SBMs Stipulated in the Articles of Incorporation	Maximum number not stipulated

Number of A&SBMs	5

Cooperation between A&SBMs, Accounting Auditors and the Internal Auditing Group

A&SBMs and the A&SB regularly hold meetings with Accounting Auditors in order to receive an overview of Accounting Auditors’ audit plan; to receive explanations on the status of the internal control system known to Accounting Auditors, risk evaluation and items that Accounting Auditors’ audits focus on; and to exchange opinions. In addition, it is stipulated in the Audit Standards for A&SBMs that, in cases where A&SBMs receive a report from Accounting Auditors to the effect that an improper act or material fact that violates laws and ordinances or the articles of incorporation was detected with respect to the Directors’ or Executive Officers’ execution of business, then the A&SBMs or the A&SB shall take necessary measures after deliberations at the A&SB, such as conducting a necessary investigation and giving advice or recommendation to the Directors or Executive Officers.

A&SBMs make efforts to perform efficient audits by maintaining close contacts with the Internal Audit Group and other sections in executing an investigation of the Company’s business and financial situation and other duties. In addition, A&SBMs regularly receive from the Internal Audit Group or other sections a regular report regarding the status involving the internal control system, the result of audits, etc. A&SBMs may request an investigation if necessary.

Election of Outside A&SBMs:	Elected

Number of Outside A&SBMs	3

Number of Outside A&SBMs who have been designated as independent audit & supervisory board members	3

Relationship with the Company (1)

Relationship with the Company (*)
Name	Attribute	a	b	c	d	e	f	g	h	i	j	k	l	m

Yoshio Sato	From other company										¡

Ikuo Hata	Attorney-at-law

Toshio Kinoshita	Certified public accountant

*	Selected the relevant “Relationship with the Company”

*	¡ indicates the relevant item that the person falls under as of “today or recently.” Δ indicates the relevant item that the person falls under as of “previously.”

*	● indicates the relevant item that the person’s close family member falls under as of “today or recently.” ▲ indicates the relevant item that the person’s close family member falls under as of “previously.”

a	A management executive officer of the listed company or its subsidiary

b	A non-management executive director or accounting advisor of the listed company or its subsidiary

c	A management executive officer or non-management executive director of a parent company of the listed company

d	An audit & supervisory board member of a parent company of the listed company

e	A management executive officer of a subsidiary of a parent of the listed company

f	A person who has a significant business relationship with the listed company or who is a management executive officer of entity which has such significant business relationship

g	A person with whom the listed company has a significant business relationship or who is a management executive officer of entity with whom the listed company has a significant business relationship

h	A consultant, accounting expert or legal expert who receives significant remuneration or other assets from the listed company other than remuneration as a director or executive officer

i	A principal shareholder of the listed company (if a principal shareholder is a legal entity, a management executive officer of such legal entity)

j	A management executive officer of entity with whom the listed company has a business relationship (does not fall under f, g, and h) (only with respect to the person)

k	A management executive officer of a company whose outside director assumes the post on a reciprocal basis with the listed company (only with respect to the person)

l	A management executive officer of an entity to whom the listed company makes a donation

m	Other

Relationship with the Company (2)

Name	Independent Audit & Supervisory Board Member	Supplemental Information Related to the Applicable Item	Reason for Election of Relevant Outside Audit & Supervisory Board Members (Including the Reason for Designation as Independent Audit & Supervisory Board Members, if Applicable)
Yoshio Sato	¡	Mr. Yoshio Sato is an Outside A&SBM designated as an independent audit & supervisory board member. Mr. Sato has served at Sumitomo Life Insurance Company, with which the Company has transactions based on insurance policies for its employees and others as part of the Company’s welfare program.

(Reason for Election as an Outside A&SBM)

His extensive managerial experience and his deep insight can be brought to the audits of the Company.

(Reason for Designation as an Independent Audit & Supervisory Board Member)

Mr. Yoshio Sato does not have any conflict of interests in light of relationships between the Company and Mr. Sato, other entities or organizations to which he belongs, and may enhance and strengthen the effectiveness of the audits performed by A&SBMs on the execution of business by Directors from an objective and neutral standpoint.

Name	Independent Audit & Supervisory Board Member	Supplemental Information Related to the Applicable Item	Reason for Election of Relevant Outside Audit & Supervisory Board Members (Including the Reason for Designation as Independent Audit & Supervisory Board Members, if Applicable)
Ikuo Hata	¡	Mr. Ikuo Hata is an Outside A&SBM designated as an independent audit & supervisory board member.

(Reason for Election as an Outside A&SBM)

His extensive experience and his deep insight as attorney-at-law can be brought to the audits of the Company.

(Reason for Designation as an Independent Audit & Supervisory Board Member)

Mr. Ikuo Hata does not have any conflict of interests in light of relationships between the Company and Mr. Hata, other entities or organizations to which he belongs, and may enhance and strengthen the effectiveness of the audits performed by A&SBMs on the execution of business by Directors from an objective and neutral standpoint.

Toshio Kinoshita	¡	Mr. Toshio Kinoshita is an Outside A&SBM designated as an independent audit & supervisory board member.

(Reason for Election as an Outside A&SBM)

His extensive experience and his deep insight as certified public accountant can be brought to the audits of the Company.

(Reason for Designation as an Independent Audit & Supervisory Board Member)

Mr. Toshio Kinoshita does not have any conflict of interests in light of relationships between the Company and Mr. Kinoshita, other entities or organizations to which he belongs, and enhance and strengthen the effectiveness of the audits performed by A&SBMs on the execution of business by Directors from an objective and neutral standpoint.

[Matters Related to Independent Directors/Audit & Supervisory Board Members]

Number of Independent Directors/Audit & Supervisory Board Member	6

Other Matters Concerning Independent Directors/Audit & Supervisory Board Members

All six (6) Outside Directors/Audit & Supervisory Board Member are designated as independent directors/audit & supervisory board members pursuant to the Company’s policy on the independence of Outside Directors and Outside A&SBMs.

[Matters Related to Incentives]

Status of implementation of incentive programs for Directors	Implementation of Performance based remuneration and a Stock-type compensation stock options

Supplementary Information Related to the Relevant Item [updated]

<Performance based remuneration>

The Company implemented performance based remuneration as a short-term incentive to provide incentive to boost business performance, and it shall be determined in conjunction with performance evaluation for Panasonic as a whole and the specific businesses a Director is in charge of, based on performance indicators, such as net sales, operating income, free cash flow, and CCM.

(Note) CCM (Capital Cost Management) is a management control index developed by the Company to evaluate return on capital.

< Stock-type compensation stock options >

The Company implemented stock-type compensation stock options as a long-term incentive.

A stock-type compensation stock option was introduced by the resolution at the 107th Ordinary General Meeting of Shareholders of Panasonic which was held on June 26, 2014. Number of common stock of Panasonic to be acquired upon exercise of each stock acquisition right is 100 shares. Exercise price of the stock acquisition right shall be one (1) yen per common stock to be acquired. Exercise period of stock acquisition rights shall be determined by the Board of Directors at the time of the issuance of the stock acquisition right, and shall not exceed thirty (30) years from the day immediately following the allotment date of stock acquisition rights. The amount to be paid for each stock acquisition right shall be based on a fair value, calculated by the Black-Sholes Model, etc., a fair calculating method. The remuneration, the amount of which shall be equal to the price to be paid in exchange for the relevant stock acquisition rights, will be paid by Panasonic to the person to whom the stock acquisition rights are allotted, and the obligation of such person to pay such price shall be offset by the rights of such person who receives the remuneration.

Date of Board of Directors meeting	Aggregate number of stock acquisition rights	The amount to be paid for stock acquisition rights (per a stock acquisition right)	Exercise period of stock acquisition rights
July 31, 2014	2,088	105,400 yen	From August 23, 2014 to August 22, 2044
July 29, 2015	1,729	112,400 yen	From August 21, 2015 to August 20, 2045

Persons eligible to receive stock options	Directors (excluding Outside Directors) and Other

Supplementary Information Related to the Relevant Item

Stock-type compensation stock options is to allot stock acquisition rights to Directors (excluding Outside Directors) of Panasonic and Executive Officers and certain other officers who are responsible for business operations over the Panasonic group for the purpose of providing an incentive for allottees to further contribute to the improvement of long-term operating results and higher corporate value through sharing the benefits and risks of share price fluctuations with Panasonic’s shareholders.

Note: The holder of the stock acquisition rights may exercise the stock acquisition on and after the day immediately following the date on which such the holder loses the status of Director, Executive Officer, A&SBM or any status equivalent thereto, of Panasonic.

[Matters Related to Remuneration for Directors]

Status of disclosure (about the remuneration of each Director)	Remuneration for a part of Directors is individually disclosed.

Supplementary Information Related to the Relevant Item

The aggregate amounts of remunerations paid by the Company during fiscal 2015 to seventeen (17) Directors (other than Outside Directors) are 960 million yen; basic remuneration of 640 million yen, performance based remuneration of 144 million yen and stock-type compensation stock options of 176 million yen, and to two (2) A&SBMs (other than Outside A&SBMs) for services in all capacities were 68 million yen; basic remuneration of 68 million yen.

The amounts of remunerations for three (3) Outside Directors were 49 million yen; basic remuneration of 49 million yen, and for four (4) Outside A&SBMs were 37 million yen; basic remuneration of 37 million yen, in fiscal 2015.

Note: Three (3) Directors and one (1) A&SBM who retired at the conclusion of the 107th Ordinary General Meeting of Shareholders held on June 26, 2014 are included in the above.

The name of Directors for and the amount of the remuneration, which is over 100 million yen are follows.

Shusaku Nagae (Director): total remuneration is 106 million yen; basic remuneration of 70 million yen and stock-type compensation stock options of 36 million yen

Kazuhiro Tsuga (Director): total remuneration is 114 million yen; basic remuneration of 65 million yen, performance based remuneration of 25 million yen and stock-type compensation stock options of 24 million yen

Existence of policy to determine the amount of remuneration or its calculation method	Exists

The Disclosure of the Policy to Determine the Amount of Remuneration or its Calculation Method

With respect to the remuneration, the maximum total amounts of remuneration for all Directors and A&SBMs of the Company are respectively determined by a resolution at a general meeting of shareholders. The remuneration amount for each Director is determined by the Company’s Representative Directors who have been delegated by the Board of Directors to make such determination based on a certain standard of the Company, and the remuneration amount for each A&SBM is determined upon discussions among the A&SBMs. The remuneration system for Directors and A&SBMs comprises the basic remuneration, performance based remuneration and stock-type compensation stock options.

Only the basic remuneration, which is the fixed remuneration, is paid to Outside Directors and Audit & Supervisory Board members.

[Matters Related to Supporting System for Outside Directors (Outside Audit & Supervisory Board Members (A&SBMs))]

The corporate staffs, who are in charge of the Board of Director in the Risk & Governance Management Division, send materials of agendas and operation reports for the Board of Directors to the Outside Directors every month by emails in order for them to examine the materials in advance and recognize contact information for further details.

In addition, the Audit & Supervisory Board Members’ Office supports the performance of the duties of Outside A&SBMs, through, among others, prior explanation of the agenda of meetings of the Board of Directors and the A&SB. The Audit & Supervisory Board Members’ Office is composed of seven (7) full-time staff members and serves as an administration office for the A&SBMs and the A&SB.

2.	Matters Concerning Functions of Execution of Business, Audit and Monitoring, Nomination and Determination of Remuneration, etc. (Outline of the Current Corporate Governance System)

With respect to the execution of business, and audit and monitoring, etc., please see “1. Basic Policy” in “Basic Policy of Corporate Governance, Capital Structure, Corporate Attributes and Other Basic Information” and “Reference: Diagram of Corporate Governance Structure” at the end of this document.

With respect to the remuneration for Directors and A&SBMs, the maximum total amounts of remuneration for all Directors and A&SBMs of the Company are respectively determined by a resolution at a general meeting of shareholders.

The executive remuneration system comprises the “basic remuneration,” which is a fixed remuneration, “performance based remuneration,” which is a short-term incentive, and “stock-type compensation stock options,” which is a long-term incentive.

The objective of “performance based remuneration” is to provide incentive to boost business performance, and it shall be determined based on performance evaluation of Panasonic as a whole and the specific businesses a Director is in charge of, using performance indicators, such as net sales, operating income, free cash flow, and CCM.

The objective for the allotment of “stock-type compensation stock options” is for Directors to share the same profit awareness with shareholders, and to engage in efforts to boost corporate value from a long-term perspective.

Only the “basic remuneration,” which is a fixed remuneration, is paid to Outside Directors and A&SBMs.

In order to realize a remuneration system with a high level of transparency and acceptability, the Company terminated retirement benefits for Directors and A&SBMs in June 2006.

3.	Reason for Adopting Current Corporate Governance System

The Company’s corporate governance system consists of the Board of Directors, which is responsible for deciding important operational matters for the whole Group and monitoring the execution of business by Directors, and A&SBMs and the A&SB Members, which are independent from the Board of Directors and responsible for auditing the performance of duties by Directors.

The Company elects three (3) Outside Directors and three (3) Outside A&SBMs.

Outside Directors directly or indirectly cooperate with the internal audit, audit by A&SBMs and accounting audit, receive reports from the Internal Auditing Group and conduct an effective monitoring through reports on financial results at the Board of Directors and through reviews of the basic policy regarding the development of the internal control systems and other methods.

Outside A&SBMs directly or indirectly cooperate with the internal audit, audit by A&SBMs and accounting audit, receive reports from the Internal Auditing Group and conduct an effective monitoring through reports on financial results at the Board of Directors, through reviews of the basic policy regarding the development of internal control systems and through exchanges of opinions and information at the A&SB and other methods.

III.	Status of Implementation of Measures Relating to the Shareholders and Other Stakeholders

1.	Status of Efforts for Revitalization of General Meetings of Shareholders and Facilitation of Exercise of Voting Rights

Supplemental Information
Early delivery of convocation notice of a general meeting of shareholders	The Company uses its efforts to promptly send convocation notices of a general meeting of shareholders in order to enable the shareholders to exercise their voting rights after they carefully review business conditions of the Group and details of meeting agendas.

Fixing the date for general meetings of shareholders by avoiding dates on which other companies hold their general meetings of shareholders	Since the 2006 general meeting of shareholders, the Company has held a general meeting of shareholders on a date other than dates on which other companies hold their general meetings of shareholders in order to make the general meetings of shareholders more open to its shareholders.

Exercise of voting rights by electromagnetic method	In light of shareholders’ convenience in exercising voting rights, the electronic voting system was introduced in 2002 and electronic voting via cellular telephones has been made available since 2005. In addition, the use of ICJ Inc.’s platform for electronic exercise of voting rights has been made available since 2007.

Efforts to improve the environment for institutional investors exercising voting rights such as participation in the platform for electronic exercise of voting rights	The Company has participated in ICJ Inc.’s platform for exercise of voting rights since 2007.

Provision of convocation notice (summary) in English	The Company has posted the full text of convocation notice in English on the Company’s website and ICJ Inc.’s platform for exercise of voting rights

Supplemental Information
Others

The Company endeavors to prepare a convocation notice that is easy to see and read for the shareholders to understand, utilizing charts and photos, colorizing and using UD font.

For the convenience of the shareholders, the Company has posted the full text of convocation notices as well as English translations thereof on the Company’s website.

The Company creates high-definition images of the contents of business reports and meeting agendas in order for the shareholders to gain a better understanding of matters to be reported and resolved at a general meeting of shareholders.

The Company simultaneously broadcasts general meetings of shareholders in high-definition video at venues in Tokyo and Nagoya so as to disclose information to shareholders who reside in distant places and find it difficult to attend the meetings. In addition, the Company makes available, for a certain period of time after the closing of a general meeting of shareholders, on its website, the visual materials that are used to report matters to be reported and the visual reports of the future efforts from President of the Company.

2.	Status of Activities Pertaining to Investor Relations

	Supplemental Information	Explanations by Representative directors in person

Preparation and publication of disclosure policy	The Company discloses its disclosure policy including in the Panasonic Code of Conduct.

Conferences for analysts and institutional investors held on a regular basis

The Company holds conferences with respect to financial results every quarter.

In addition to the above, the Company holds conferences for domestic analysts and institutional investors concerning, among others, business strategies for each of 4-Divisional Companies.

Yes

Conferences for foreign investors held on a regular basis	The Company holds conferences concerning financial results and business strategies a few times per year. The Company’s President actively participates in investor relations meetings held overseas.	Yes

Investor relations materials disclosed on the Company website

With respect to contents of financial results and business reports, the Company makes available brief reports of financial results (kessan tanshin) and presentation materials with scripts, both in Japanese and English, on its website. In addition, the Company has endeavored to operate a convenient investor relations site for investors that contain business reports, annual reports and others.

http://www.panasonic.com/jp/corporate/ir.html (Japanese)

http://www.panasonic.com/global/corporate/ir.html (English)

A section/person designated to take a charge of investor relations	A well-developed system has been established through, among others, having a Disclosure & Investor Relations Office and also having a person responsible for and in charge of investor relations for each of 4-Divisional Companies.

Others	The Company issues reports mainly intended for individual shareholders twice a year in order for shareholders to gain a better understanding of the business of the Company. The Company changed the number of shares constituting a unit from one thousand (1,000) shares to one hundred (100) shares as of February 1, 2009 in order to create an environment where investors can invest more easily and to expand individual investors.

3.	Status of Efforts to Respect the Position of Stakeholders

Supplemental Information

Provision concerning respect for stakeholders’ position under the internal rules or others

It is set forth in the “Panasonic Code of Conduct”.

http://www.panasonic.com/jp/corporate/management/code-of-conduct/list.html

[English website:

http://www.panasonic.com/global/corporate/management/code-of-conduct/list.html]

Implementation of environmental conservation activities, corporate social responsibility (CSR) activities, and similar activities

The details are described in the sustainability website.

Sustainability website:

http://www.panasonic.com/jp/corporate/sustainability.html

[English website: http://www.panasonic.com/global/corporate/sustainability.html]

Formulation of policies for provision of information to stakeholders

It is set forth in the “Panasonic Code of Conduct”.

http://www.panasonic.com/jp/corporate/management/code-of-conduct/list.html

[English website:

http://www.panasonic.com/global/corporate/management/code-of-conduct/list.html]

Others

To offer products and services, contributing to customers around the world, and to develop its business as a global corporation, Panasonic recognizes the importance of human resource development as well as promoting a corporate culture in which each employee can exercise one’s strength of regardless of age, gender, or nationality. For that reason, the Company positions Promoting Diversity as one of the important management initiatives and promotes for providing worker-friendly environment as well as providing opportunities to the diverse employee who has his/her willingness and competence.

To accelerate the participation of female employees, Panasonic is holding training programs for female employees and career improvement seminars for women managers as well as opportunities for them to come into contact with their role model’s values and professional views.

As of April 2015, through these activities, the number of women in the position of responsibility were 2,591, increased approximately 1.7 times, and women in management positions were 404, increased approximately 5.1 times compared to April 2004. (Panasonic Corporation and its key domestic affiliates)

IV.	Matters Concerning Internal Control System, etc.

1.	Basic Policy on Internal Control Systems and Status of the Development of the System

The Company’s Board of Directors made the following resolution concerning the Company’s basic policy regarding the development of internal control systems. It was decided at the Board of Directors’ meeting held on February 3, 2015 that this basic policy should be continued with some changes made to it to reflect revisions to the Companies Act and related laws and regulations. The details are as follows:

1.	Basic Policy Regarding Development of Internal Control Systems

(1)	System for ensuring legal compliance in the performance of Directors’ duties

The Company shall ensure legal compliance in the performance of Directors’ duties by developing effective corporate governance and monitoring systems, as well as by ensuring total compliance awareness among Directors.

(2)	System for retention and management of information pertaining to the performance of Directors’ duties

The Company shall properly retain and manage information on the performance of Directors’ duties in accordance with all applicable laws and regulations and the internal rules of the Company.

(3)	Rules and other measures for financial risk management

The Company shall establish rules for risk management, and identify material risk through assessment of risks affecting management of the business. The Company shall also take countermeasures against each material risk, while monitoring the progress of such countermeasures with the aim of seeking continual improvement.

(4)	System for ensuring efficiency of the performance of Directors’ duties

The Company shall ensure efficiency in the performance of Directors’ duties by clarifying business goals through business plans and other measures, and examining progress towards achievement of such goals, while seeking to expedite decision-making.

(5)	System for ensuring compliance with applicable laws in the performance of employees’ duties

The Company shall seek to increase employees’ awareness of compliance issues by clarifying the Company’s compliance policy. The Company shall also ensure legal compliance in the performance of employees’ duties by developing effective monitoring systems.

(6)	System for ensuring the properness of operations across the Panasonic Group

While respecting the autonomy of each Group company’s management practices, the Company shall fully ensure that Group companies adhere to the Company’s management policy, management philosophy and basic policy regarding the development of internal control systems, and shall develop a system for reporting to the Company to thoroughly ensure proper operations of the Panasonic Group as a whole.

(7)	Employees who assist A&SBMs in auditing, and such employees’ independence from Directors

The Company shall establish a body independent from Directors, tasked with enhancing the effectiveness of audits by A&SBMs and facilitating the smooth performance of audits.

(8)	Ensuring effectiveness of instructions given by A&SBMs to employees who assist A&SBMs

Staff members assisting the A&SBMs, while still subject to the internal rules of the Company, shall be under the instruction and supervision of the respective A&SBMs, and personnel-related matters shall be undertaken upon prior discussion with A&SBMs.

(9)	System for Directors, employees and other staffs of the Company and its subsidiaries to report to the Company’s A&SBMs

The Company shall ensure opportunities and systems that enable Directors, employees and other staffs of the Company and Group companies to properly report to the respective A&SBMs, and moreover shall ensure opportunities and systems that enable audit & supervisory officers, who are non-statutory full-time auditors, of Divisional Companies and other such bodies, and A&SBMs of Group companies to report to the Company’s A&SBMs.

(10)	System for ensuring that parties who have reported to A&SBMs do not incur unfavorable treatment as a consequence of such reporting

In ensuring opportunities and systems for Company and Group company employees and other staffs to report to A&SBMs, the Company shall make sure that employees and other staffs who have duly reported do not incur unfavorable treatment as a consequence of such reporting.

(11)	Policy on management of expenses and debt incurred in execution of A&SBM duties

The Company shall calculate budgets on an annual basis for expenses arising with respect to the execution of duties of A&SBMs to ensure effectiveness of audits, and moreover shall provide prepayment or reimbursement in accordance with laws and regulations with respect to expenses incurred beyond amounts budgeted.

(12)	Other systems for ensuring effective performance of audits by the A&SBMs

The Company shall have audit & supervisory officers assigned to Divisional Companies and other such entities to assist with audits by A&SBMs. Moreover, the Company shall develop a system enabling effective performance of audits, in accordance with the Audit Plan established by the A&SBMs each year.

2.	Status of Basic Policy Implementation in the Company

(1)	System for ensuring legal compliance in the performance of Directors’ duties

•	The Company has established internal rules such as the Panasonic Code of Conduct and the Code of Ethics for Directors and Executive Officers, and endeavors to ensure that its Directors act in accordance with laws, regulations and the Company’s Articles of Incorporation.

•	The Company strengthens its supervisory functions by appointing multiple Outside Directors and by providing opportunities for the Outside Directors to actively communicate through Board of Directors’ meetings and other such occasions.

•	Audits are conducted by A&SBMs and the Audit & Supervisory Board. In addition, at the Divisional Companies, management committees have been established and audit & supervisory officers have been appointed, which correspond in function to the Board of Directors and the A&SBMs, respectively.

(2)	System for retention and management of information pertaining to the performance of Directors’ duties

The minutes of meetings of the Board of Directors are prepared after each meeting of the Board of Directors and retained permanently by the section responsible for administration relating to the Board of Directors. Records of approval by the President are also retained permanently by the responsible department.

(3)	Rules and other measures for financial risk management

Based on Basic Risk Management Regulations, the Company identifies material risks by collecting and assessing information on risks in an integrated and comprehensive fashion through the Global and Group (G&G) Risk Management Committee, and takes countermeasures proportionate to the materiality of each risk.

(4)	System for ensuring efficiency of the performance of Directors’ duties

•	The Company expedites decision-making through Rules of Approval for Decision-making in Important Matters, a clear separation of roles between Directors and Executive Officers, the delegation of authority to entities such as Divisional Companies and business divisions, the holding of “Group Strategy Meetings,” and the implementation of an IT system that ensures the rapid and accurate collection and transmission of important management information.

•	The Company creates the mid-term management plan, the business plan, and other measures, and implements these measures by confirming and examining the status of progress at the time of monthly settlement of accounts.

(5)	System for ensuring compliance with applicable laws in the performance of employees’ duties

•	The Company has established internal rules such as the Panasonic Code of Conduct and implements various awareness-building activities such as its Compliance Awareness Month on a Company-wide basis as well as training tailored to specific employee levels and e-learning.

•	The Company seeks to detect improper acts at an early stage through operational audits and internal control audits, operating various types of hotlines in addition to other measures.

•	The Company aims to resolutely prevent any association with anti-social forces (such as organized criminal networks) by assigning an employee in the division overseeing such preventative measures specifically to the task of blocking any relations with such forces.

(6)	System for Ensuring the Properness of Operations across the Panasonic Group

•	The Company ensures that basic policy for internal control systems is fully implemented by Group companies, and disseminates relevant information among Group companies. Initiatives to that end include: implementing the Panasonic Code of Conduct and the Rules of Approval for Decision-Making in Important Matters; implementing group-wide regulations respecting individual professional functions; dispatching Directors and A&SBMs to Group companies and exercising the Company’s shareholder rights thereof; conducting regular operational audits and internal control audits of Group companies through the internal auditing group, and; sharing and disseminating information on business objectives through business policy announcements.

•	For publicly listed subsidiaries, the Company puts into effect those measures described above while taking into consideration the nature of such entities as publicly listed companies.

•	The framework described above ensures the properness of operations, thereby enabling the Panasonic Group to establish the internal controls necessary for financial reporting based on the Financial Instruments and Exchange Act.

(7)	Employees who assist A&SBMs in auditing, and such employees’ independence from Directors

The Company has established the Audit & Supervisory Board Member’s Office, whose dedicated staff is under the direct control of the A&SB and separate from any operating function of the Company’s business. The Company assigns Audit & Supervisory Board Member assistant staff members who possess appropriate capabilities and knowledge as required by the A&SBMs.

(8)	Ensuring effectiveness of instructions given by A&SBMs to employees who assist A&SBMs

•	Respective A&SBMs issue instructions to their staff members, and those staff members accordingly assist the A&SBMs in performing their duties.

•	The Company consults with A&SBMs in advance of undertaking personnel related matters including employee transfers and other affairs involving staff members who assist the A&SBMs.

(9)	System for Directors, employees and other staffs of the Company and its subsidiaries to report to the Company’s A&SBMs

•	Directors, employees and other staffs of the Company and Group companies report on business operations and other issues at respective regular meetings held by A&SBMs and other such occasions, and also report as necessary at other important meetings with A&SBMs, where their attendance has been requested. Moreover, A&SBMs of Group companies report as necessary to the Company’s A&SBMs regarding content of reports at respective Group companies. Audit & supervisory officers conduct inquiries at respective Divisional Companies regarding business operations and issues at such Divisional Companies, and report such matters as necessary to the Company’s A&SBMs.

•	The Company has established an Audit Report System by which employees of the Company and Group companies directly report to the Company’s Audit & Supervisory Board about irregularities or concerns in regards to accounting or auditing.

(10)	System for ensuring that parties who have reported to A&SBMs do not incur unfavorable treatment as a consequence of such reporting

The Company calls on departments associated with reported matters not to act unfavorably toward parties who have reported as a consequence of such reporting. Moreover, the Company enables parties to report matters anonymously under the Audit Report System, and prohibits unfavorable treatment of such parties as a consequence of such reporting.

(11)	Policy on management of expenses and debt incurred in execution of A&SBM duties

•	To ensure effectiveness of audits, the Company calculates preliminary budgets with respect to anticipated expenses required by A&SBMs in executing their duties, in accordance with Audit & Supervisory Standards.

•	The Company also provides pre-payment or reimbursement for expenses paid under urgent or extraordinary circumstances in accordance with laws and regulations.

•	In making payment of audit expenses, A&SBMs are required to remain mindful of efficiency and appropriateness in that regard.

(12)	Other systems for ensuring effective performance of audits by the A&SBMs

•	Audit & supervisory officers tasked with monthly reporting and implementing liaison meetings are assigned to Divisional Companies and other such entities. Any decisions on personnel-related matters involving the audit & supervisory officers require the agreement of A&SBMs.

•	The Company has established and operates the Panasonic Divisional Companies Audit & Supervisory Officers’ Meeting chaired by the Company’s Senior Audit & Supervisory Board Member, and the Panasonic Group Audit & Supervisory Board Members’ Meeting, in order to facilitate cooperation among the A&SBMs of the Company, the audit & supervisory officers of Divisional Companies and other such entities, and the A&SBMs of Group companies.

•	Respective departments cooperate in implementing visiting audits of business offices inside and outside Japan conducted by A&SBMs. Internal auditing groups also cooperate to enhance the effectiveness of audits carried out by A&SBMs through collaboration with A&SBMs, including reporting as appropriate to the A&SBMs.

Notes: “Group companies” means subsidiaries as stipulated in the Companies Act.

2.	Basic Policy to Eliminate Antisocial Forces and Status of the Development of the Policy

The Company considers compliance with laws and ordinances as well as corporate ethics, to be the foundation of its business, and has described this principle in the Panasonic Code of Conduct. The Company also established the rule of the prevention of relationships with antisocial forces, and developed a management system, as described below.

Status of the development of the policy to antisocial force are also described in above 2. Status of Basic Policy Implementation in the Company (5) System for ensuring compliance with applicable laws in the performance of employees’ duties of IV Matters Concerning Internal Control System, etc.:

(1)	Status of establishment of the department overseeing measures against antisocial forces and the persons-in-charge for preventing undue claims

The Company thoroughly prevents any relationships with antisocial forces by developing a management system across the Group, mainly through the Business Conduct Committee, by establishing the department overseeing measures against antisocial forces to take measures against antisocial forces and by assigning persons-in-charge for preventing undue claims.

(2)	Status of cooperation with external professional organizations

In order to promptly take measures against antisocial forces, the Company, on a daily basis, cooperates closely with the National Center for the Elimination of Boryokudan, the police station under its jurisdiction, the association for corporate defense, attorneys and other people, mainly through the department overseeing measures against antisocial forces.

(3)	Status of collection and management of information on antisocial forces

The Company developed a system to enable relevant information to be concentrated at the department overseeing measures against antisocial forces. Also, the Company endeavors to collect information from the external professional organizations and to keep every Group company informed of the information. The information is properly managed in accordance with laws and ordinances as well as the Company’s internal regulations.

(4)	Status of development of manual for countermeasures

The Company developed a manual for countermeasures to eliminate antisocial forces and delivered it to the Group companies. The Company endeavors to cause all Group companies to respond systematically, according to the procedures in the manual for countermeasures.

(5)	Status of implementation of training activities

The Company, mainly through the department overseeing measures against antisocial forces, promotes awareness activities within the Group to prevent the formation of relationships with antisocial forces, illegal payoffs, any acts that violate the principle of equality among customers and any other improper acts, by inviting outside instructors and regularly holding training workshops on the elimination of antisocial forces against corporations.

V.	Others

1.	Implementation of Anti-Takeover Measures

Implementation of Anti-Takeover Measures	Implemented

Supplementary Information Related to the Relevant Item

(1)	Basic Policy

Since the Company’s foundation, Panasonic has operated its businesses under its management philosophy, which sets forth that Panasonic’s mission as a business enterprise is to contribute to the progress and development of society and the well-being of people through its business activities, thereby enhancing the quality of life throughout the world. While offering and pursuing a “better life” for an even wider range of customers, Panasonic will also work to sustainably grow its corporate value to satisfy its shareholders, investors, customers, business partners, employees and all other stakeholders.

Panasonic has a basic policy that shareholders should make final decision in the event that a large-scale purchase of the Company’s shares is offered, regarding whether or not the offer should be accepted. However, in such cases, there is a possibility that shareholders might not be provided with sufficient information required to make appropriate decisions, and a concern that corporate value and shareholder interest might be significantly damaged. In this event, the Company considers it necessary to be able to take appropriate countermeasures in order to protect the interests of the shareholders as a group.

(2)	Measures to Realize Basic Policy

1)	Specific measures to realize basic policy

Having its DNA of consumer electronics tailored to customer lifestyles, Panasonic aims to contribute to better livings of customers by collaborating with a variety of partners. Specifically, to achieve net sales of 10 trillion yen in fiscal 2019, we are focusing on the 5 business areas: consumer electronics, housing, automotive, BtoB solutions and devices.

Today, we are drawing growth strategies and carrying out specific initiatives by clarifying business fields on which we focus our managerial resources, based on the “5x3 matrix” combining the 5 business areas mentioned above with the 3 global regions of Japan, the Americas/Europe (including Latin Americas), and the Strategic Regions (including China, Asia, the Middle East and Africa).

And in key business areas with huge growth potential, Panasonic intends to make 1 trillion yen-scale strategic investments toward fiscal 2019 and we will accelerate our efforts to achieve 10 trillion yen in sales.

2)	Measures based on the basic policy to prevent control by inappropriate parties

On April 28, 2005, the Board of Directors resolved to adopt a policy related to a Large-scale Purchase of the Company’s shares (the “Large-scale Purchase Rule”) called the Enhancement of Shareholder Value Plan (the “ESV Plan”). The ESV Plan has been approved at Board of Directors’ meetings annually. On April 28, 2014, the Board of Directors resolved to continue the ESV plan. At the April 2015 meeting of the Board of Directors, the ESV Plan was approved again.

With respect to a Large-scale Purchaser (a “Large-scale Purchaser”) who intends to acquire 20% or more of all voting rights of the Company (the “Large-scale Purchase”), this policy requires that (i) the Large-scale Purchaser provide sufficient information, such as its outline, purposes or conditions, the basis for determination of the purchase price and funds for purchase, and management policies and business plans which the Large-scale Purchaser intends to adopt after the completion of the Large-scale Purchase, to the Board of Directors before the Large-scale Purchase is to be conducted and (ii) after all required information is provided, the Board of Directors should be allowed a sufficient period of time (a sixty (60)-day period or a ninety (90)-day period) for consideration. The Board of Directors intends to assess and examine any proposed Large-scale Purchase from the perspective of the interests of shareholders as a whole after the information on such purchase is provided, and subsequently to disclose the opinion of the Board of Directors and any other information needed to assist shareholders in making their decisions. The Board of Directors may negotiate with the Large-scale Purchaser regarding purchase conditions or suggest alternative plans to shareholders, if it is deemed necessary.

If a Large-scale Purchaser does not comply with the rules laid out in the Large-scale Purchase Rule, the Company’s Board of Directors may take countermeasures against the Large-scale Purchase to protect the interests of all shareholders. Countermeasures include the implementation of stock splits, issuance of stock acquisition rights (including allotment of share options without contribution) or any other measures that the Board of Directors is permitted to take under the Company Law of Japan, other laws and the Company’s Articles of Incorporation. If a Large-scale Purchaser complies with the Large-scale Purchase Rule, the Board of Directors does not intend to prevent the Large-scale Purchase at its own discretion, unless it is clear that such Large-scale Purchase will cause irreparable damage or loss to the Company.

The Board of Directors will make decisions relating to countermeasures by referring to advice from outside professionals, such as lawyers and financial advisers, and fully respect the opinions of Outside Directors and Corporate Auditors.

When invoking the aforementioned countermeasures, if the Company’s Board of Directors decides that it is appropriate to confirm the will of shareholders from the perspective of the interest of all shareholders, a general meeting of shareholders will be held. If the Company’s Board of Directors decides to hold a general meeting of shareholders, it will give notice to that effect as well as the reasons for such a meeting at that time.

The Board of Directors will adopt specific countermeasures which it deems appropriate at that time. If the Board of Directors elects to make a stock split for shareholders as of a certain record date, the maximum ratio of the stock split shall be five-for-one. If the Board of Directors elects to issue stock acquisition rights to shareholders, the Company will issue one (1) stock acquisition right for every share held by shareholders on a specified record date. One (1) share shall be issued on the exercise of each stock acquisition right. If the Board of Directors elects to issue stock acquisition rights as a countermeasure, it may determine the exercise period and exercise conditions of the stock acquisition rights, such as the conditions that shareholders who belong to a specific group of shareholders including a Large-scale Purchaser may not exercise stock acquisition rights in consideration of the effectiveness thereof as a countermeasure, as well as the conditions that allow the Company to acquire share options by swapping the Company stock with a party other than the Large-scale Purchaser.

The Company recognizes that the aforementioned countermeasures may cause damage or loss, economic or otherwise, to a prospective Large-scale Purchaser who does not comply with the Large-scale Purchase Rule. The Company does not anticipate that taking such countermeasures will cause shareholders, other than the Large-scale Purchaser, economic damage or loss of any rights. However, in the event that the Board of Directors determines to take a specific countermeasure, the Board of Directors will disclose such countermeasure in a timely and appropriate manner, pursuant to relevant laws and stock exchange regulations.

The term of office for all Directors is one (1) year, and Directors are elected at the Ordinary General Meeting of Shareholders held in June every year. The Company’s Board of Directors intends to review the ESV Plan, as necessary, for reasons including amendments to applicable legislation. Any such review would be conducted in the interests of all shareholders.

For further details about the ESV Plan, please see the press release “Panasonic Announces Continuation of Policy toward Large-scale Purchases of Company’s Shares [ESV plan]” issued on April 28, 2015 at the Company’s Web site:

http://news.panasonic.com/press/news/data/2015/04/en150428-5/en150428-5-1.pdf

(3)	Evaluation of Measures by the Board of Directors and Rationale for Evaluation

The Company’s mid-term management plan was formulated as a specific measure to increase the Company’s corporate value in a sustained manner. The ESV Plan was formulated from the perspective of protecting the interest of shareholders as a whole, and is aimed at ensuring shareholders receive sufficient information to make decisions on share purchase proposals by allowing those responsible for the management of the Company, the Board of Directors, to provide their evaluation of any proposed Large-scale Purchase, and providing the opportunity for alternative proposals to be submitted.

Consequently, these measures are intended to protect the interests of all the Company’s shareholders in accordance with (1) Basic policy and their purpose is not to maintain the positions of the Company’s Directors and Audit & Supervisory Board Members.

(Reference)	Outline of issuance of stock acquisition rights (In case the Board of Directors elects to issue stock acquisition rights in a rights offering)

1.	Shareholders who are entitled to receive stock acquisition rights and conditions of issuance thereof:

One (1) stock acquisition right shall be granted to a shareholder, per one (1) share held by such shareholder (excluding the shares held by Panasonic as treasury stock), whose name is recorded in the register of shareholders as of the record date to be specified and published by the Board of Directors. In this regard, Panasonic may either (i) grant to each of the shareholders holding a share of common stock a right to subscribe for a stock acquisition right and to make an offering for subscription of the offered stock acquisition rights, or (ii) distribute stock acquisition rights to the shareholders without consideration.

2.	Type and number of shares to be acquired upon exercise of stock acquisition rights:

The type of shares to be acquired upon exercise of stock acquisition rights shall be the Company’s common stock, and the number of shares to be acquired upon exercise of one (1) stock acquisition right shall be one (1) share.

3.	Total number of stock acquisition rights to be issued:

The total number of stock acquisition rights to be issued shall be determined by the Board of Directors up to five (5) billion stock acquisition rights. The Board of Directors may issue stock acquisition rights more than once within the maximum number of five (5) billion stock acquisition rights to be issued in total.

4.	Payment amount of each stock acquisition right in the case of item 1, (i) above:

No payment is required.

5.	Price of assets to be invested upon exercise of each stock acquisition right:

The price of assets to be invested upon exercise of a stock acquisition right shall be one (1) Japanese yen or more to be determined by the Board of Directors.

6.	Restriction on transfer of stock acquisition rights:

Acquisition of stock acquisition rights by way of assignment thereof requires the approval of the Board of Directors.

7.	Conditions of exercise of stock acquisition rights:

The Board of Directors may prohibit a person or company belonging to a group of shareholders (tokutei-kabunushi group) including a Large-scale Purchaser (excluding the case where the Board of Directors approves that an acquisition or shareholding of shares and other securities of the Company by the person or the company does not conflict with the benefit of all shareholders of the Company) from exercising stock acquisition rights. The details shall be otherwise determined by the Board of Directors.

8.	Exercise period and other conditions of stock acquisition rights:

Exercise period, conditions of acquisitions and other conditions of stock acquisition rights shall be determined by the Board of Directors. The Board of Directors may determine that the Company may repurchase stock acquisition rights (“Qualified Stock Acquisition Rights”) that are not held by a holder of a stock acquisition right who is prohibited from exercising stock acquisition rights due to the exercise conditions mentioned in item 7 above, and deliver one (1) share of common stock to be determined by the Board of Directors per one Qualified Stock Acquisition Right to each of the holders thereof.

2.	Matters Concerning Other Corporate Governance Systems, etc.

Under its management philosophy, “A company is a public entity of society,” the Company has been committed to highly transparent business activities and endeavored to be accountable its accountability to its stakeholders. The Company’s basic policy concerning information disclosure is set forth in the “Panasonic Code of Conduct,” which prescribes specific items to be complied with in order to put the Group’s business policy into practice, and is published on the Company’s website and elsewhere. The Company’s basic policy concerning information disclosure is to provide the Company’s fair and accurate financial information and corporate information, including management policies, business activities and corporate social responsibility (CSR) activities, in a timely, appropriate and easily understandable manner.

In accordance with this basic policy, important matters concerning the management of the Group are resolved or reported at the Board of Directors pursuant to the Regulations of the Board of Directors. These important matters and other matters, which are required to be disclosed under relevant laws and ordinances in Japan and overseas and the rules of financial instruments exchanges or any other regulations, are timely and accurately reported from each relevant department, that has the important internal information, to the department that handles relevant information under the monitoring of the Director in charge of Accounting and Finance, so that important information is gathered.

Also, if any of the matters which are required to be disclosed under relevant laws and ordinances in Japan and overseas, and the rules of financial instruments exchanges or any other regulations occur with respect to the Company’s business divisions including subsidiaries, such matter is required to be immediately reported to the “Financial & Accounting Department” or the “Disclosure & Investor Relations Office”, depending upon the nature thereof; Thus, the Company has established a structure whereby these matters can be identified within the Company.

With respect to the information gathered or identified, the Company determines the necessity of disclosure thereof in accordance with relevant laws and ordinances in Japan and overseas, and the rules of financial instruments exchanges or any other regulations, and makes efforts to conduct the disclosure at the time that the organization, which substantially decides on executions of business of the Company, makes a resolution or determination, or becomes aware of the occurrence of the relevant matter.

In addition, the Company endeavors to confirm the details and expressions of the disclosure with the relevant departments within the Company and outside legal counsel to ensure the accuracy, fairness and adequacy of the disclosure.

Moreover, the Company has established disclosure control procedures in order to comply with relevant laws and ordinances in Japan and overseas, the rules of financial instruments exchanges and any other regulations, and to implement the fair, accurate and timely disclosure of information about the Company Group, etc. In the process of preparation and confirmation of annual securities reports, quarterly reports and annual reports, the Disclosure Committee, which is comprised of managers from principal departments that handle relevant information, confirms the validity of the content of the descriptions and the appropriateness of the procedures concerning the disclosure under the supervision of the President and the Director in charge of Accounting and Finance, who are responsible for establishing, maintaining and ensuring the effectiveness of the internal control and disclosure control of the Company. The chairman of the Disclosure Committee is appointed by the President and the Director in charge of Accounting and Finance, and the members of the Disclosure Committee are appointed by the chairman of the Disclosure Committee. The Disclosure Committee also develops, maintains, improves and evaluates the internal control procedures concerning disclosure.

The Company has documented the actual status of its internal control system, with integrated control provided by the Internal Control Promotion Office, in order to ensure reliability in the financial reporting of the Panasonic Group including its subsidiaries, ranging from the control infrastructure to actual internal control activities. Specifically, the Company has reinforced its internal controls by implementing self-checks and self-assessment programs at each of the Divisional Companies and business divisions, etc. Then, Internal Auditing Managers of the Divisional Companies appointed by the Company at each of the Divisional Companies, etc. conduct audits. Basing on the audits, the Internal Control Promotion Office supervises the whole-group internal control audits in order to confirm the effectiveness of each company’s financial reporting. With the aim of further enhancing the Group’s internal control system, in fiscal 2015 Panasonic had approximately 400 personnel assigned to conduct internal audits in the Internal Auditing Group.

Under the above-mentioned internal system, the Company will endeavor to, from the standpoint of investors, promptly provide accurate and fair corporate information in a timely and appropriate manner, upon fully understanding the purpose of the basic philosophy concerning the good-faith conduct of the business of issuers of listed securities under the rules of the timely disclosure of securities exchanges.

Panasonic Code of Conduct

Chapter 2: Implementing the Code in Business Operations

II-5. Information Disclosure

(1)	Basic Approach to Information Disclosure

We will provide our various stakeholders, including customers and shareholders, with fair and accurate information on corporate financial affairs, our Basic Business Philosophy, business policies and activities, as well as corporate social responsibility activities, in a timely, understandable and appropriate manner. At the same time, we will listen to our customers’ requests and comments and reflect them in our business policies and activities. We will seek to be an enterprise with high transparency.

(2)	Compliance with Applicable Laws and Regulations

Our securities have been transacted on securities markets in several countries and regions. Accordingly, we will abide by all applicable securities and information disclosure-related laws and regulations of appropriate countries and regions. We will never engage in insider trading or other transactions using inside information.

(3)	Disclosure Methods

In addition to information whose disclosure is required by securities-related laws and regulations of relevant countries and regions, we will disclose other information following proper internal control procedures, so as to ensure that the information we disclose is fair, accurate, sufficient and timely.

Note:	As of October 1, 2014, the function of internal control over financial reporting was transferred from Internal Auditing Group to Internal Control Promotion Office which is under Accounting and Finance Director.

Reference: Diagram of Corporate Governance Structure